August 18, 2010

VIA EDGAR SUBMISSION AND FACSIMILE

Re:                               Millicom International Cellular S.A., Form 20-F for the Year ended December 31, 2009, Filed March 31, 2010 (File No. 000-22828)

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 8, 2010 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (the “Company”).

Set forth below are the responses to the Staff’s comments as set forth in the Comment Letter.

Form 20-F For the Year Ended December 31, 2009

Consolidated statements of cash flows, page F-9

1.               It appears that you should not start your statement of cash flows with the line item “Operating profit”, since paragraph 20 of IAS 7 states that the net cash flow from operating activities should be reconciled from “profit or loss.” Please revise your presentation or advise.

When contemplating our presentation of the statement of cash flows we noted that paragraph 20 of IAS 7 does not specify the measure of profit or loss that, under the indirect method of presentation, is required to be reconciled to net cash flow from operating activities. In IAS there is no specific mention of any intermediate measure of profit or loss but instead IAS 1 paragraph 85 mentions that subtotals should be selected based on their relevance to an understanding of the entity’s financial performance. The illustrative example in Appendix A to IAS 7 of the presentation for a cash flow under the indirect method starts from “Profit before taxation” which is itself a subtotal of profit or loss which suggests that the standard finds it acceptable to use subtotals of profit or loss as a starting point for a cash flow under the indirect method. As well in the alternative presentation (indirect method) in Appendix A of IAS 7 it suggests that Operating profit before working capital changes could be used rather than using a measure from the face of the income statement.

As a result of the above we selected operating profit as the most appropriate starting point in preparing the cash flow statement as it is identifiable from the face of the income statement and this starting point requires fewer non-cash adjustments to arrive at net cash flow from operations.

Note 2.  Summary of Consolidation and Accounting Policies, page F-12

2.2 Consolidation, page F-13

2.               We note your statement that the cost of an acquisition includes costs directly attributable to the acquisition. This policy does not appear consistent with paragraph 53 of IFRS 3, which says that acquisition-related costs should be accounted for as expenses in the periods in which the costs are incurred. Please revise your policy or advise

For the year ended December 31, 2009 all acquisition-related costs were expensed as incurred. In future filings, we will amend the description of our accounting policy to be in line with paragraph 53 of IFRS 3.

Please refer to 2.27 Changes in accounting policies, page F-26 where it is mentioned that “All acquisition-related costs should be expensed”.

2.17 Borrowings & transaction costs, page F-21

3.               We note your disclosure that transaction costs which are not capitalized are recognized as an expense when incurred. Clarify which types of costs are expensed and how you applied the guidance in IAS 23.

Our policy in respect of the capitalisation of borrowing costs is disclosed in 2.5 Property, plant and equipment, page F-16/17 where we state the following: “Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Group and the costs can be measured reliably.”

Our policy described in 2.17 Borrowings and transaction costs mainly relates to the initial and subsequent measurement of our borrowings where we have used IAS 39 paras 43 and 47 for guidance. In particular where we state that “transaction costs which are not capitalized are recognized as an expense when incurred” we are following the guidance given in IAS 39, Appendix A para AG13 and are not including any administrative expenses in the initial fair value net of transaction costs or the subsequent amortised costs of our borrowings.

In future filings, we will amend the title and the first paragraph of 2.17 Borrowings & transaction costs to the following:

“2.17 Borrowings

Borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition, borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the consolidated income statement over the period of the borrowing.”

In addition we will remove the final paragraph of 2.17 in future filings.

2.21 Revenue recognition, page F-22

Revenues from provision of telecom services, page F-23

4.               Please clarify for us the nature of the subscription products and services and related costs that are deferred and amortized over the estimated life of the customer relationship

The subscription products and services were a one-off connection fee when first connecting to our networks which we previously charged to certain of our post paid customers. The revenue from this connection fee and the related costs to the extent of the connection revenues were deferred and amortised over the estimated life of the customer relationship. The costs related to this connection fee mainly consisted of the cost of the sim card and its packaging.

For commercial reasons Millicom’s operations no longer charge connection fees and the remaining balance of unamortised connection fees as at December 31, 2008 of US$ 50 thousand was fully amortised during 2009.

Note 11 Employee Related Costs, page F-43

5.               We note your disclosure of pension costs as well as your description of your accounting policy for pension benefits at page F-24. Please disclose the nature of your pension benefits and provide the disclosures required by paragraph 120A of IAS 19, as applicable.

For the years ended December 31, 2009, 2008 and 2007 Millicom had no defined benefit pension plans therefore the disclosures required by paragraph 120A of IAS 19 were not applicable for those periods.

In future filings, we will indicate the fact when there are no defined benefit pension plans.

Note 31 Commitments and Contingencies, page F-77

6.               We note your disclosure at page F-77 regarding the restrictions which affect your subsidiaries’ ability to repatriate funds from your various operations. Expand your disclosure to discuss the nature and extent of these restrictions. In addition, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule, in accordance with Rule 5-04 and 12-04 of Regulation S-X.

Millicom currently has the legal obligation to maintain a certain level of capital in a number of its operations through a legal reserve in those operations. The total amount of undistributable retained earnings in respect of these legal reserves as at December 31, 2009 was $46 million and this amount is disclosed on page F-11.

In future filings we will amend our disclosure at page 77 to include the amount of undistributable reserves.

We carried out an analysis as to whether or not Rule 5-04 and 12-04 were applicable for the period ended December 31, 2009 to the Company and determined that the restricted net assets of any of the consolidated subsidiaries of the Group did not exceed 25% of the total consolidated net assets of the Group.

* * * *

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with comments or questions.

Yours sincerely,

Francois-Xavier Roger
Chief Financial Officer